United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale informs of final decision in administrative proceeding

Rio de Janeiro, September 12th, 2023 – Vale S.A. (“Vale” or “Company”), in addition to the Notice to the Market released on August 15th, 2022 (available here), informs that the Brazilian Office of the Comptroller General (CGU), within the scope of an administrative accountability proceeding, denied the request for reconsideration filed by the Company.

The CGU, although recognizing the inexistence of acts of corruption, concluded that Vale failed to submit reliable information in the National Mining Agency (ANM) system in relation to Dam I in Brumadinho/MG and that it issued a positive Stability Condition Declaration for the structure from June to September 2018, when, in the opinion of the control body, it should have been negative, circumstances which consisted of an act harmful to the Public Administration by hindering the inspection of the mining authority, under the terms of item V of article 5 of Law No. 12,846/2013.

In this way, the CGU maintained the fine of approximately R$ 86.3 million, the minimum level established by the Brazilian law, recognizing the non-involvement or tolerance of senior management in the facts investigated. The CGU also ordered the extraordinary publication of its decision, for a period of 30 (thirty) days, under the terms of article 6, item II, of Law No. 12,846/2013.

Vale disagrees with the decision and considers Law 12,846/2013 to be inapplicable to the case, which is why it is adopting the appropriate legal measures at the moment.

.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: September 12, 2023		Head of Investor Relations